Exhibit 99.8

May 6, 2015

Consent of Independent Auditor

We hereby consent to the incorporation by reference in Amendment No. 1 of the Annual Report on Form 40-F for the year ended December 31, 2014 of Crescent Point Energy Corp. our report dated March 10, 2015, relating to the consolidated financial statements, which comprise the consolidated balance sheet as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income, changes in shareholders equity and cash flows for the years ended December 31, 2014 and December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2014. We also consent to reference to us under the heading "Interests of Experts", which appears in the Annual Information Form included in the Exhibit incorporated by reference in the Annual Report on Form 40-F.

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.